Professionally Managed Portfolios
c/o U.S. Bank Global Fund Services
2020 East Financial Way, Suite 100
Glendora, CA 91741

September 25, 2019

VIA EDGAR TRANSMISSION

Jeffrey Long
United States Securities and Exchange Commission
Division of Investment Management
100 F Street N.E.
Washington, D.C. 20549

RE:	Professionally Managed Portfolios (the “Trust”)
Securities Act Registration No: 33-12213
Investment Company Act Registration No: 811-05037
on behalf of the Otter Creek Long/Short Opportunity Fund (the “Fund”) (S000043717)

Dear Mr. Long:

This correspondence is being filed in response to the comments you provided via telephone to Elaine Richards (President), Aaron Perkovich (Treasurer), and Craig Benton (Assistant Treasurer) of Professionally Managed Portfolios on September 4, 2019, in connection with the SEC Staff’s Sarbanes-Oxley Act of 2002, as amended, review of certain Trust filings for the Fund. The specific filing reviewed was the Form N-CSR filed on January 8, 2019, referencing the October 31, 2018 Annual Report for the Fund. For your convenience in reviewing the Trust’s response, your comments are summarized below in boldface type, immediately followed by the Trust’s responses.

COMMENT 1:
In the Financial Highlights of the Annual Report dated October 31, 2018 Annual Report, please confirm that the calculation of the portfolio turnover rate includes any short sales the Fund has maintained or intended to maintain for longer than one year, pursuant to Instruction 4(d) of Item 13(a) of Form N‑1A.

RESPONSE 1:
The Trust confirms that the portfolio turnover rate as disclosed in the Annual Report dated October 31, 2018 is accurate as presented. Although the Fund held several short sale positions for longer than one year during the Annual Report period ending October 31, 2018, the portfolio turnover rate calculation does not include short sales in the above-referenced Annual Report, because, as the Trust confirmed, the Fund did not intend to maintain the identified short positions or other short sale positions for more than one year at the time of transaction.

COMMENT 2:
The Staff has observed that the Miscellaneous Securities category within the Schedule of Investments section of the Annual Report dated October 31, 2018, includes purchased options. Please state if the Trust believes it has complied with the disclosure requirements of Regulation S-X 12-13 with respect to such securities. Specifically, Reg. S-X 12‑13 requires the following information:

Description	Counterparty	Number of contracts	Notional amount	Exercise price	Expiration date	Value

The disclosure in the Annual Report appears to show the notional value and cost of the options, but the remaining items listed above do not appear to be present. Additionally, please confirm whether the options categorized in Miscellaneous Securities within the Schedule of Investments are exchange traded or traded over the counter.

RESPONSE 2:
The Trust responds by stating that it believes it is complying with the Reg. S-X disclosure requirements for the presentation of option contracts purchased in the Miscellaneous Securities category within the Annual Report dated October 31, 2018. The Trust relies on Reg. S‑X 12‑12 for the allowance of classifying investments of unaffiliated investments (which includes purchased options) in a Miscellaneous Securities category provided that: 1) the amount of value of the items in the Miscellaneous Securities at close of period may not exceed five percent of the total value of unaffiliated investments; 2) the securities so listed are not restricted; 3) have been held for not more than one year prior to the date of the related balance sheet; and 4) have not previously been reported by name to the shareholders of the person for which the schedule is filed or to any exchange, or set forth in any registration statement, application, or annual report or otherwise made available to the public. The Trust confirms the above requirements for compliance of Reg. S‑X 12‑12 as it relates to Miscellaneous Securities were met, and further confirms the term “Miscellaneous Securities” is explained in a footnote to the Schedule of Investments within the Annual Report dated October 31, 2018.

Additionally, the Trust notes that all option contracts purchased as of the Annual Report dated October 31, 2018 were exchange-traded, not traded over the counter. The Trust undertakes to disclose that distinction in future Schedules of Investments. Furthermore, the Trust also confirms that if option contracts purchased were to be presented outside of the Miscellaneous Securities category in the future, the presentation would comply with Reg. S‑X 12‑13.

* * * * * * * * * * * *
If you have any questions, need any additional information or would like any clarification, please contact me at (626) 914-7363.

Sincerely,
/s/ Elaine E. Richards
Elaine E. Richards
President and Secretary

cc.	Domenick Pugliese, Schiff Hardin LLP
James Mahoney, Tait, Weller & Baker LLP